# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TurnOnGreen, Inc., CIK 0001349706
CUSIP: 45257M106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0001399887
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- SJC Lending, LLC (CIK 0001704898): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,490,976; sole dispositive power 0; shared dispositive power 11,490,976; aggregate amount beneficially owned 11,490,976 (6.2% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,490,976; sole dispositive power 0; shared dispositive power 11,490,976; aggregate amount beneficially owned 11,490,976 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: TurnOnGreen, Inc.
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) SJC Lending, LLC, a Delaware limited liability company ("SJC"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it; and

(ii) Steven J. Caspi, as Manager of SJC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of the Reporting Persons is 120 Bloomingdale Road, White Plains, NY 10605.
Present principal occupation or employment: The principal business of SJC is investing in securities. The principal occupation of Mr. Caspi is serving as the manager of SJC.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SJC is organized under the laws of the State of Delaware. Mr. Caspi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 11,490,976 Shares beneficially owned by SJC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $238,644, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and board of directors (the "Board"), price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations, financings or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 183,983,122 Shares outstanding as of August 11, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025.

As of the date hereof, SJC beneficially owned 11,490,976 Shares.

Percentage: Approximately 6.2%

As of the date hereof, Mr. Caspi, as the Manager of SJC, may be deemed to beneficially own the 11,490,976 Shares beneficially owned by SJC.

Percentage: Approximately 6.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
SJC:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,490,976

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,490,976

Mr. Caspi:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,490,976

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,490,976
Transactions in the class effected during the past sixty days: The transactions in the Shares by each of the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On September 30, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities of the Issuer During the Past Sixty Days

99.1 - Joint Filing Agreement, dated September 30, 2025

## Signatures
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (09/30/2025)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (09/30/2025)